December 19, 2025

Hunter Horsley
President
Bitwise Chainlink ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise Chainlink ETF
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed November 18, 2025
           File No. 333-289852
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Governing Law; Consent to Delaware Jurisdiction, page 118

1. We note the statement that each Shareholder consents "to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware" and that, pursuant to the Trust Agreement, such clause "shall not apply to causes of action for violations of U.S. federal or state securities laws." Please direct us to the portion of the Trust Agreement that contains these provisions.
 December 19, 2025
Page 2

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Richard Coyle